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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


RECEIVED
FEB 29 2012
PROCESSING
WASH, D.C.
SECTION

SEC FILE NUMBER
8- 67356

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **MD Global Partners, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

275 Madison Avenue, Suite 627/628
(No. and Street)

New York	New York	10016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Ehrenstein (212) 308-2864
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170	Northridge	California	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

4/4

OATH OR AFFIRMATION

I, Owen A. May, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MD Global Partners, LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of New York
County of New York
Subscribed and sworn to (or affirmed) before me on this 7th day of Feb 2012 by owen may proved to me on the basis of satisfactory evidences to be the person who appeared before me.

Notary Public

Signature

CEO
Title


JENELLE H SCARBROUGH
Notary Public - State of New York
NO. 01SC4979472
Qualified in Nassau County
My Commission Expires 3/25/2015

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

Board of Directors
MD GLOBAL PARTNERS, LLC:

We have audited the accompanying statement of financial condition of MD GLOBAL PARTNERS, LLC (the Company) as of December 31, 2011, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MD GLOBAL PARTNERS, LLC as of December 31, 2011, and the results of its income and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Breard & Associates, Inc.
Certified Public Accountants

New York, New York
February 28, 2012

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
Los Angeles New York Oakland Seattle

MD GLOBAL PARTNERS, LLC
Statement of Financial Condition
December 31, 2011

Assets

Cash and cash equivalents	$	19,361
Deposit with clearing organizations		124,135
Related party receivable		113,682
Deposits		5,560
Total assets	$	262,738

Liabilities and Member's Equity

Liabilities

Accounts payable and accrued expenses	$	11,357
Total liabilities		11,357

Member's equity

Member's equity		251,381
Total member's equity		251,381
Total liabilities and member's equity	$	262,738

The accompanying notes are an integral part of these financial statements.

MD GLOBAL PARTNERS, LLC
Statement of Income
For the Year Ended December 31, 2011

Revenues	
Commissions	$ 582,593
Fee based income	40,500
Other income	7,012
Net investment gains (losses)	1,334
Total revenues	631,439
Expenses	
Employee compensation and benefits	51,098
Commission expense	91,685
Professional fees	281,527
Occupancy and equipment rental	54,717
Other operating expenses	70,339
Total expenses	549,366
Net income (loss) before income tax provision	82,073
Income tax provision	-
Net income (loss)	$ 82,073

The accompanying notes are an integral part of these financial statements.

MD GLOBAL PARTNERS, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2011

		Member's Equity
Balance at December 31, 2010	$	169,308
Net income (loss)		82,073
Balance at December 31, 2011	$	251,381

The accompanying notes are an integral part of these financial statements.

MD GLOBAL PARTNERS, LLC
Statement of Cash Flows
For the Year Ended December 31, 2011

Cash flow from operating activities:		
Net income (loss)		$ 82,073
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
(Gain) Loss on disposition of property plant & equipment	$ 5,460	
(Increase) decrease in assets:		
Receivable from clearing organizations	10,777	
Deposit with clearing organizations	(24,135)	
Marketable securities, available-for-sale	52,527	
Related party receivable	(113,682)	
Deposits	2,887	
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	(11,662)	
Total adjustments		(77,828)
Net cash and cash equivalents provided by (used in) operating activities		4,245
Cash flow from investing activities:		
Computer Equipment	(955)	
Net cash and cash equivalents provided by (used in) investing activities		(955)
Net cash and cash equivalents provided by (used in) financing activities		-
Net increase (decrease) in cash and cash equivalents		3,290
Cash and cash equivalents at beginning of year		16,071
Cash and cash equivalents at end of year		$ 19,361
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ -	
Income taxes	$ -	

The accompanying notes are an integral part of these financial statements.

MD GLOBAL PARTNERS, LLC
Notes to Financial Statements
December 31, 2011

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Black Capital Partners, LLC was formed on November 21, 2005 in Delaware and commenced operations on April 1, 2006. The Company is registered as a broker-dealer pursuant to the Securities Exchange Act of 1934, became a member of the Financial Industry Regulatory Authority ("FINRA") on September 18, 2006 and is a member of the Securities Investor Protection Corporation ("SIPC"). In 2007, the Company changed its name to May Davis Partners, LLC and in 2009 the Company changed its name to MD Global Partners, LLC (the "Company").

The Company was formed for the purpose of acting as a selling group participant in best efforts offerings and firm commitment offerings without the right of return, as well as perform trade executions for customers only. Additional services include placement agent (or finder) for hedge funds and private equity funds; third party marketing and providing M&A advisory services, including buyside transactions; buyouts, including management-led buyouts; recapitalizations; review of strategic alternatives; sellside transactions/exclusive sales; special committee representation, spin-offs, and strategic partner and joint venture agreements. The Company also advises and assists foreign issuers regarding private placements of debt and equity in the U.S. and regarding M&A transactions with potential U.S. companies.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

The Company has adopted FASB ASC 320, Investments — Debt and Equity Securities. As such, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. Realized gains or losses from the sale of marketable securities are computed based on specific identification of historical cost. Unrealized gains or losses on marketable securities are computed based on specific identification of recorded cost, with the change in fair value during the period included in income.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Securities transactions are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis.

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Property and equipment has been written off for presentation purposes.

The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 28, 2012, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 2: DEPOSIT WITH CLEARING ORGANIZATIONS

The Company has brokerage agreements with several clearing brokers ("Brokers") to carry its account and the accounts of its clients as customers of these Brokers. These Brokers has custody of the Company's cash balances which serve as collateral for any amounts due to these Brokers as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at December 31, 2011 was $124,135.

The Company also had a deposit outstanding at December 31, 2011, with First Southwest, its former clearing broker as of January 2012 for $100,000.

Note 3: INCOME TAXES

The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

Note 4: RELATED PARTY RECEIVABLE

The Company is currently owed $113,682 by its Chief Executive Officer and the sole shareholder of its parent company, May Davis Partners Acquisition Co, LLC. The amounts due represent advances to the principal largely related to business activity in the developmental stage. Payments of $45,258 were received periodically during the year to offset some of the funds advanced. The advances are non interest bearing and due on demand.

Note 5: OCCUPANCY

The Company leases space under a License and Office Services Agreement that became effective on December 1, 2010, and began renewing on six month terms as of May 1, 2011. The base rent is $4,000 per month with provisions for additional charges based on usage of shared office facilities.

Note 6: INVESTMENTS, AT FAIR VALUE

At December 31, 2011, the Company held three convertible debentures (schedule below) received in lieu of cash compensation from various advisory clients. There is no ready market for these debentures, nor is there a ready market for the shares of common stock the bonds are convertible to. The Company has elected to exclude these assets from its Statement of Financial Condition on the assumption that there is only nominal market value for the bonds, or the value of the conversion features. No interest has been paid or is being accrued on any of the debentures.

Date issued	Maturity Date	Coupon Rate	Face Value
5/1/2010	5/1/2011	12%	$ 20,000

Note 6: INVESTMENTS, AT FAIR VALUE
(Continued)

Status: In default. In lieu of interest payments, the Company will accrue additional shares in conversion. $5,243 of the bond face value was converted to common shares, and on January 4, 2012, those shares were sold for a total market value of $290.

Date issued	Maturity Date	Coupon Rate	Face Value
11/1/2010	11/1/2011	12%	$ 250,000

Status: In default. In lieu of interest payments, the Company will accrue additional shares in conversion. No conversion of debentures to common shares has taken place as of the date of this report.

Date issued	Maturity Date	Coupon Rate	Face Value
2/15/2011	2/15/2012	12%	$ 55,000

Status: In default as of date of this report. In lieu of interest payments, the Company will accrue additional shares in conversion. No conversion of debentures to common shares has taken place as of the date of this report.

Note 7: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 8: RECENTLY ISSUED ACCOUNTING STANDARDS

In June of 2009, the Financial Accounting Standards Board (the "FASB") implemented a major restructuring of U.S. accounting and reporting standards. This restructuring established the Accounting Standards Codification ("Codification" or "ASC") as the source of authoritative accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs")

Note 8: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

For the year ending December 31, 2011, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

ASU No.	Title	Effective Date
2010-29	Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations (December 2010).	After December 15, 2010
2011-04	Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IRFSs (May 2011).	After December 15, 2011
2011-05	Comprehensive Income (Topic 220): Presentation of Comprehensive Income (June 2011).	After December 15, 2011
2011-08	Intangibles - Goodwill and Other (Topic 350): Testing Goodwill for Impairment (September 2011).	After December 15, 2011

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 9: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2011, the Company had net capital of $132,139 which was $32,139 in excess of its required net capital of $100,000; and the Company's ratio of aggregate indebtedness $7,500 to net capital was 0.06 to 1, which is less than the 15 to 1 maximum allowed.

MD GLOBAL PARTNERS, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2011

Computation of net capital		
Member's equity	$ 251,381	
Total member's equity		$ 251,381
Less: Non-allowable assets		
Related party receivable	(113,682)	
Deposits	(5,560)	
Total non-allowable assets		(119,242)
Net capital		132,139
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 500	
Minimum dollar net capital required	$ 100,000	
Net capital required (greater of above)		(100,000)
Excess net capital		$ 32,139
Ratio of aggregate indebtedness to net capital	0.06 : 1	

There was a difference of $5,570 between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2011.

Net capital per unaudited schedule		$ 126,569
Adjustments:		
Member's equity	$ (77,890)	
Non-allowable assets	83,460	
Total adjustments		5,570
Net capital per audited statements		$ 132,139

See independent auditor's report

MD GLOBAL PARTNERS, LLC
Schedule II - Computation for Determining of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2011

A computation of reserve requirements is not applicable to MD GLOBAL PARTNERS, LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

MD GLOBAL PARTNERS, LLC
Schedule III - Information Relating to Possession or Control
Requirements Pursuant to Rule 15c3-3
As of December 31, 2011

Information relating to possession or control requirements is not applicable to MD GLOBAL PARTNERS, LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

MD GLOBAL PARTNERS, LLC

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to Rule 17a-5

For the Year Ended December 31, 2011

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
MD GLOBAL PARTNERS, LLC:

In planning and performing our audit of the financial statements of MD GLOBAL PARTNERS, LLC (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES NEW YORK OAKLAND SEATTLE

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Breard & Associates, Inc.
Certified Public Accountants

New York, New York
February 28, 2012

MD GLOBAL PARTNERS, LLC

Report on the SIPC Annual Assessment

Pursuant to Rule 17a-5 (e) 4

For the Year Ended December 31, 2011



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
MD GLOBAL PARTNERS, LLC

Pursuant to Rule 17a-5 (e) (4) of the Securities Exchange Act of 1934, we have performed the following procedures with respect to the accompanying schedule (Form SIPC-7) of Securities Investor Protection Corporation assessments and payments of MD GLOBAL PARTNERS, LLC ("the Company") for the year ended December 31, 2011. Our procedures were performed solely to assist the Company in complying with Rule 17a-5 (e) (4), and our report is not to be used for any other purpose. The procedures we performed are as follows:

1. Compared listed assessment payments with respective cash disbursements records entries;
2. Compared amounts reported on the unaudited Form X-17A-5 for the year ended December 31, 2011, with the amounts reported in General Assessment Reconciliation (Form SIPC-7);
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers;
4. Proved the arithmetical accuracy of the calculations in the Form SIPC-7 and in the related schedules and working papers supporting adjustments; and
5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed.

Because the above procedures do not constitute an examination made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above.

In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on the Form SIPC-7 were not determined in accordance with applicable instructions and forms. This report relates only to schedules referred to above and does not extend to any financial statements of MD GLOBAL PARTNERS, LLC taken as a whole.

Breard & Associates, Inc.
Certified Public Accountants

New York, New York
February 28, 2012

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES NEW YORK OAKLAND SEATTLE

WE FOCUS & CARE™

MD GLOBAL PARTNERS, LLC
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2011

		Amount
Total assessment	$	1,748
SIPC-6 general assessment Payment made on January 19, 2011		(1,545)
SIPC-7 general assessment Payment made on February 28, 2012		(203)
Total assessment balance (overpaymment carried forward)	$	-

MD GLOBAL PARTNERS, LLC

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2011